U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


              POST-EFFECTIVE REGISTRATION STATEMENT
                                ON
                                FORM 10-SB-A2

                   Registration Statement on Form 10-SB

            GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                             BUSINESS ISSUERS


                          NORTHPORT INDUSTRIES, INC.
                          --------------------------
       (Name of Small Business Issuer as specified in its charter)



           NEVADA                                    93-0947269
           ------                                   ----------
(State or other jurisdiction of                (I.R.S. incorporation or
        organization)                              Employer I.D. No.)

                         Spur 239 & Alderete Road
                          Del Rio, Texas 78840

                             P. O. Box 1428
                          Del Rio, Texas 78841
                      ---------------------------
               (Address of Principal Executive Office)


Issuer's Telephone Number, including Area Code:  (830) 775-0734

 Securities registered pursuant to Section 12(b) of the Exchange  Act:

                         None

 Securities registered pursuant to Section 12(g) of the Exchange  Act:

                 $0.001 par value common stock
                 -------------------------------
                        Title of Class

DOCUMENTS INCORPORATED BY REFERENCE: None.

                                  PART I

Item 1.  Description of Business.
---------------------------------

Business Development.
---------------------

     Organization and Charter Amendments
     -----------------------------------

          Northport Industries, Inc. (the "Company") was organized under the laws of the State of Nevada on April 20, 1987, under the name "Environmental Pyrogenics, Inc." The Company was formed to engage in any lawful activity.

         Although initially organized in 1987, the Company had spent its life trying to acquire an operating business. The Company had no success until early 1998, and hence has had no operations until early 1998. Then, the Company effected a reorganization with Versatech Manufacturing, Inc., a Texas corporation ("VMI"), on December 24, 1997, in a transaction accounted for as a "reverse merger" using the purchase method of accounting. See the heading "Reorganizations" below under this Item, for a more detailed description of this reorganization, and Note 3 to the financial statements of the Company, Part F/S, for a pro forma combined balance sheet, taking into account this reorganization. As all operating and accounting attributes of VMI are adopted under this method, all references to operating history will refer to VMI's history, not that of its legal parent, Environmental Pyrogenics, Inc.

          The Company's authorized capital consists of 25,000,000 shares of $0.001 par value common voting stock and 12,500,000 shares of $0.25 preferred stock.

          The following amendments to the Company's Articles of Incorporation were duly adopted and filed with the Secretary of State of Nevada in accordance with the Nevada Revised Statutes from inception to the date hereof, to wit:

          * Changed name to "Northport Industries, Inc." and a reverse split of both the common and preferred shares on a basis of one for 157.7668, while retaining the authorized capital and par value, and with appropriate adjustments in the stated capital and capital surplus accounts of the Company
               (1/8/98).

         * Authorized Series A Non-Voting Preferred Stock with the following rights, privileges and preferences: (i) non-voting;
               (ii) Redemption or Face Value of $1 per share; (iii) 5% cumulative dividend on the Redemption or Face Value; (iv) callable at any time by the Company, by payment of the Redemption or Face Value and any accrued 5% cumulative dividends; (v) convertible at the option of the holder into "restricted securities" in common stock of the Company at the Redemption or Face Value, on the closing bid of the common stock of the Company on the OTC Bulletin Board of the NASD or any other recognized market where these securities publicly trade on the day prior to the conversion; (vi) that the holder can "put" the unconverted preferred stock to the Company at the Redemption or Face Value three years after the issuance date of the preferred stock; and (vii) in the event for any reason the preferred stock is still outstanding after three years from its issuance, the Company, at its option, may convert the Redemption or Face Value into "restricted securities" in common stock of the Company on the closing price of the common stock of the Company on the OTC Bulletin Board of the NASD or any other recognized market where these securities publicly trade on the day prior to conversion (12/1/98). See the heading
             "Series A Non-Voting Preferred Stock" of the caption
               "Description of Securities," Part II, Item 8.

         All computations in this Registration Statement take into account this reverse split.

          Copies of the Initial Articles of Incorporation of the Company and these amendments were attached to the initial 10-SB Registration Statement and are incorporated herein by reference. See Item 13.

         This Registration Statement is being filed on a voluntary basis to maintain the Company's quotation on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD"). See the heading "Effects of Existing or Probable Governmental Regulations," Part I, Item I.

     Public Offerings
     ----------------

         (1) Conducted public offering pursuant to Rule 504 of Regulation D of the Securities and Exchange Commission (1987).

         (2) Also sold 280,000 shares of its common stock pursuant to Rule 504 (8/98).

     Reorganizations
     ---------------

          The Company has been party to the following reorganizations since its inception:

          (1) On December 24, 1997, the Company acquired 100% of VMI (the "VMI Plan") in exchange for 3,000,000 shares of the Company's common stock, designated as "restricted securities."

          The VMI Plan was adopted, ratified and approved by the Boards of Directors of the Company and VMI, and by all of the stockholders of VMI.

          The source of the consideration used by the VMI stockholders to acquire their respective interest in the Company was the exchange of the outstanding securities of VMI.

          The basis of the "control" by the VMI stockholders was stock ownership.

          The former controlling stockholders of the Company prior to the completion of the VMI Plan were Michael Silvey, William A. Silvey, Jr. and W. Scott Thompson, directors and executive officers. William A. Silvey, Jr. was a beneficial owner of approximately 1,900 pre-VMI Plan outstanding voting securities of the Company, and received 135,000 shares of the Company's common stock for services related to the VMI Plan, which were designated as "restricted securities." W. Scott Thompson was a beneficial owner of 6 pre-VMI Plan outstanding voting securities of the Company, and received 135,000 shares of the Company's common stock for services related to the VMI Plan, which were designated as "restricted securities."

         No director or executive officer of the Company had any interest in VMI prior to the completion of the VMI Plan.

         A copy of the VMI Plan, together with all material exhibits, is attached hereto. See Part III, Item 1. Also, see the caption "Recent Sales of Unregistered Securities," Part II, Item 4. Also see Note 3 of the financial statements, Part F/S.

         (2) On July 8, 1998, the Company acquired 100% of the outstanding securities of JOH Rubber, Inc., an Ontario corporation ("JOH" and the "JOH Purchase"), in exchange for 193,767 shares of the Company's common stock, designated as "restricted securities."

         400,000 shares of Series A Non-voting Preferred Stock were also issued to the JOH stockholders on January 8, 1999.

         No director or executive officer of the Company had any interest in the JOH Purchase prior to the completion of the JOH Purchase, except Matt Baumgartner, an executive officer and director of the Company, who owned approximately 40% of JOH at the time of the JOH Purchase.

         The sole asset of JOH consists of 193,767 shares of Gecamex Technologies, Inc.("GTI"), which by agreement with VMI are to be transferred to VMI in exchange for their remaining 367,500 shares of Northport. Because this share exchange agreement is an integral part of the transaction, there is no intrinsic value remaining in the JOH corporate entity, and it is shown on the Company's statements as having no value.

         A copy of the JOH Purchase, together with all material exhibits, is attached hereto. See Part III, Item 1. Also, see the caption "Recent Sales of Unregistered Securities," Part II, Item 4. Also see Note 2 of the financial statements, Part F/S.

     Changes of Control During the Past Three Years
     ----------------------------------------------

          Pursuant to the Bylaws and the Nevada Revised Statues, the following changes of control have occurred during the past three years:

          * Michael Silvey, William A. Silvey, Jr. and W. Scott Thompson were elected to serve as directors; and William A. Silvey, Jr. was elected President; and W. Scott Thompson was elected Secretary/Treasurer (10/2/92).

          * Messrs. Silvey, Silvey and Thompson resigned, in seratim, and designated Robert L. Michelini, Len Baker, Bradley D. Osgood and Matt Baumgartner, to serve as directors, and Robert L. Michelini was elected President, Len Baker was elected Vice President and Treasurer and Bradley D. Osgood was elected Secretary (12/24/97).

         * Bradley D. Osgood resigned as Secretary and Matt Baumgartner was elected Secretary. (2/15/98).

          See the caption "Security Ownership of Certain Beneficial Owners and Management," Part I, Item 4.

     Sales of "unregistered" and "restricted" securities over the past three years
     -----

          See the caption "Recent Sales of Unregistered Securities," Part II, Item 4.

Business.
---------

         The Company is an original equipment manufacturer ("OEM") of sports and golf bags and a supplier to U.S. corporate clients with three divisions: automotive, infant products and golf equipment. In the automotive division, services range from assembly only to design, materials procurement and full wrap of gearshift handles and gearshift boots for Cadillac, Oldsmobile and Saturn; infant car seats in the infant products division; and, in the golf equipment division, twelve styles and sizes of golf bags, from junior to professional, are produced for various OEMs; the Company also sells these products under its own brand, "Ever-Green." "Full gearshift wrap" means the Company receives a plastic gearshift part, which it wraps in foam and then sews on a leather cover. The Company provides a completed part/knob to be attached to the gearshift in vehicles by other vendors, like Regal Plastics, Inc. or May & Scofield.

          Revenue for 1998 totaled $3,766,930, with the Automotive division accounting for $1,550,383; the Juvenile division accounting for $2,087,819; and the Golf division accounting for $128,728 of this total. Revenues for the first quarter ended March 31, 1999 total $1,279,953, with the Automotive division accounting for $339,279; the Golf division accounting for $25,722; and the Juvenile division accounting for $914,952 of this total. Of the total sales for the first quarter ended March 31, 1999, Evenflo, which is the Company's major customer, accounted for 71% of all sales.

Year 2000
---------

         The Company has been advised by BusinessVision Management Systems, Inc., who is the supplier of the Company's management systems and accounting software, that it is Year 2000 compliant in all areas.

         BusinessVision Management Systems has not agreed to pay for any expenses that might be caused if the Company is not compliant. They have provided the Company with a letter informing the Company that they have developed an "update" that ensures that all BusinessVision products are Year 2000 compliant in all areas. The Company has installed the "update."

         The Company can give no assurance that third parties with whom it does business (e.g., banks and utilities) will ensure Year 2000 compliance in a timely manner or that, if they do not, their computer systems will not have an adverse effect on the Company. However, the Company does not believe that Year 2000 compliance issues of such third parties will result in a material adverse effect on its financial condition or results of operations.

         The Company has received compliance letter from its bank and all of its major suppliers respecting Year 2000 compliance. Management does not believe that Year 2000 compliance issues will have any material adverse effect on it financial condition or results of operations.

Principal Products and Services.
--------------------------------

         The Company is an OEM of sports and golf bags and a supplier to U.S. corporate clients with three divisions: automotive, cut and sew and golf and sports bags. The Automotive Division services range from assembly only to total turnkey, meaning from concept design to completed product. Major products produced are leather wrapped gearshift handles and gearshift boots (the leather or vinyl material under the gearshift handle). The major customers for these products are Regal Plastics and May and Scofield. These customers in turn sell these products to the automotive industry. The cut and sew division primarily sews infant car seat pads for the Evenflo Corporation. The golf and sports bag division produces twelve styles and sizes of golf bags, from junior to professional, for various OEM customers. The Company also sells these products under its own brand, Ever-Green. It also produces sports and travel bags for Martha Elizabeth and Linda Jones.

         The following is a summary of the main services provided by Northport.

All legal aspects of establishment of a maquiladora (manufacturing facility-see definition below) including:
--------------------------------

     *    Incorporation permit
     *    Maquiladora contract
     *    Infonavit registration
     *    Water and Sewage permits
     *    Company charter
     *    Maquila Program
     *    Scrap disposal
     *    Importation licenses (raw material and equipment).
     *    Mexican tax registration
     *    Mexican social security registration
     *    U.S. personnel work visas
     *    Identify U.S. and Mexican customs brokers
     *    U.S. Exportation License application for controlled commodities
     *    Coordinate U.S. Customs Cost Reconciliation
     *    U.S. and Mexico regulatory compliance
     *    Building lease or lease/purchase agreements

Finance
-------

     * Provide initial liaison services with external international auditing services in Mexico.
     * Install automated payroll, accounting, ledger finance systems to be run on clients' computer
     *    Establish automated import/export systems

Communications
--------------

     * Secure all licenses and permits to establish international telecommunications capability
     * Assist in hardware selection to accommodate telecommunications requirements

Human Resources
---------------

     * Develop policies and systems with consideration for cultural differences
     * Personnel procurement at all levels with candidates subject to clients' approval
     * Training and development of personnel and functions to enable clients to be self-supporting upon departure of the Company's personnel
     * Assistance in development and implementation of employee involvement programs and participation management concept

Materials
---------

     *    Assist in implementation MRP System
     * Implement systems to assure timely and expeditious transfer of materials to and from Mexico
     *    Develop automated import/export systems.

Engineering
-----------

     *    Assistance to determine physical layout of the facility
     *    Determination of specifications and requirements for utilities
     *    Negotiation with Federal Electricity Commission
     * Supervision of installation of all building facilities such as electrical, air conditioning, process equipment and water systems to meet national electric code requirements and Mexico health and safety regulations
     * Determination and supervision of installation of fire protection equipment
     * Provide manufacturing engineering services support and technical support
     *    Equipment installation supervision

Spanish translation service for Mexican start-up including
----------------------------------------------------------

     *    Manufacturing processes and procedures
     *    Assembly Process charts
     *    Quality assurance materials
     *    Statistical Process Control Programs
     *    Engineering prints and specifications
     *    Personnel policies
     *    Financial systems/procedures
     *    Training manuals and materials

Training Services
-----------------

     *    Just-In-Time concepts and Implementation
     *    Statistical process control
     *    Kanban (Pull System) of manufacturing
     *    Management by sight concepts
     *    Two bin system of material management
     *    Total quality control concepts
     *    Component identification
     *    Proper use of hand tools
     *    Basic soldering techniques
     *    Industrial safety
     *    Automated customs control systems

Miscellaneous
-------------

     *    Assistance in site selection and facility construction
     *    Functional administrative services/support

Maquiladora
-----------

         A maquiladora, or "in-bond" plant in Mexico, allows a company to export from the U.S. to Mexico raw material in-bond, thus avoiding the payment of any Mexican duty. When assembly (or repair) is finished, the product is returned to the U.S. where duty is levied only on the cost of labor and over-heads in Mexico, as well as those raw materials of non-U.S. origin. This special duty treatment was provided in 1964 by U.S. Customs legislation, and as long as certain requirements are met, duty is charged on this basis and not on the total value of the finished product. The savings are substantial.

         Our previous experience in the industry allows us to anticipate requests from client companies making it possible to offer complete turnkey services for a maquiladora start-up in Ciudad Acuna, Mexico. Thus, the Company is able to respond to the needs of those companies that desire to go beyond the traditional options available to them--shelter or sub-contract manufacture--and establish their own independent stand-alone maquiladora from the outset. Although there are competent organizations which can deal with one or several of the necessary aspects of incorporating a company in Mexico, and these companies may go so far as to apply for the various permits to commence operations, the Company is one of the few organizations with the means of delivering a package of services with complete control over all operational aspects of a maquiladora. The Company understands operating in Mexico not only in terms of the legal requirements demanded by the Mexican and U.S. governments, but the nuts and bolts of day to day operation of a manufacturing facility. In addition, the Company is dedicated to the systematic implementation of world-class, continuous-flow manufacturing and total quality concepts.

         Companies which will benefit most from this program are those that have planned and made the strategic decision to establish a maquiladora facility, but lack the experience or personnel to execute the start-up. The Company is capable of assisting those companies in all aspects from conception to turnkey operation, providing the support personnel to obtain all licensing, recruiting, selection, hiring and training of personnel. Within the agreed-upon time frame (usually 12 to 18 months), the client company has all the necessary operations areas staffed and trained to function as a successful, world-class maquiladora.

         All of this is possible with the additional advantage of operating from the beginning backed by a solid foundation of expertise in maquiladora operations, not after a difficult and expensive learning curve based on trial and error. The objective of this approach is to educate and train the personnel involved, with the gradual phasing out of the Company's staff so that at the conclusion of the program, the client company will have become an independent maquiladora, fully staffed and operating successfully within the parameters of the maquiladora program.

Contract Manufacturing
-----------------------

         A client company may elect to have the Company operate as its subcontractor. This option is most appealing for companies wishing to minimize involvement in the manufacture of the product. There is no exposure to the day to day operations of the maquiladora, such as labor relations, customs or governmental agencies. Under the agreement (which normally defines a volume commitment by the customer over a guaranteed period of time), a price is quoted, a level of quality established, raw materials and process equipment are consigned to the Company and a delivery schedule is set. All of this is frequently accomplished with minimal U.S. investment. Arrangements can be made for special or dedicated equipment.

         By means of subcontract manufacturing, the Company can provide its client companies with the resources to reduce the cost of their products and improve their profit margins. If client companies have a product which is labor intensive, the Company's policies and expertise can restore these clients competitive edge. Even products which have been technically advanced within their manufacturing processes and subjected to a great degree of automation can be re-engineered to restore the proper balance of capital versus labor content.

         The final benefit that the Company's clients receive when contracting with the Company to assemble, manufacture or repair their products is the advantage available through world class manufacturing, total quality and just-in-time concepts. The Company's manufacturing philosophy is that simple is better and every product deserves the care and dedication required to assure the level of quality demanded by the customer.

Distribution Methods of the Products or Services.
-------------------------------------------------

         The Company uses direct trucking contracts, (i.e., delivery direct to the customer) and customer trucks to distribute their products.

         The Company is a sub-supplier to other manufacturers; the Company uses common carriers or customer trucks to deliver their products to its customers; the principal customers are Evenflo, Regal Plastics or May and Scofield.

          Services are provided on site, and are solicited by direct contact to potential clients or by reference from other clients.

Status of any Publicly Announced New Product or Service.
--------------------------------------------------------

          Pursuant to the JOH Purchase, the Company acquired all of the outstanding securities of JOH and the U.S. Patent for a vulcanized-in-place sealing system for automotive engines and transmissions.

         The Company does not plan on selling any vulcanized-in-place business during fiscal 1999. This is automotive business and contracts are usually awarded two to three years in the future. As of March 31, 1999, the Company had not received any requests for quotations on any of this line of business. The Company will, however, commence its first rubber molding application in a Joint Venture with Elastomeros Technicos Mundiales S.A. de C.V. ("ETM") in July of 1999; these parts will be used on the Volkswagon Beetle.

Competitive Business Conditions.
--------------------------------

         Based upon its current business relationship with Evenflo, the Company believes it has established itself as a leader in the Juvenile soft trim business. Evenflo Corporation has committed 80% of its North American soft trim requirements to the Company. Any cut and sew operation (a company that provides cut and sew services to this industry) would be considered a competitor.

         Wrapping gearshift handles is a niche market. The largest competitor is Custom Trim, which has approximately 80% of the market. The Company has approximately 5% of this market. The remainder of the wrapped gearshift handles market are handled in-house by plastic molding companies.

Sources and Availability of Raw Materials and Names of Principal
Suppliers.
----------

          The Company's major raw material/supplies required include thread, material for golf bags and child infant seats, leather and various plastic components. In all cases, there is a minimum of three sources for supplies. A list of major suppliers includes, but is not limited to the following companies: Evenflo, American & Efrid, Brookwood Rolls Goods, Seiler Plastics, Tape Craft, Seton, Coat's Bell and Creative Foam.

Dependence on One or a Few Major Customers.
-------------------------------------------

          The Company's major customer is Evenflo, for which it cuts and sew the soft pad inserts of juvenile car seats, and the loss of this customer would have a material adverse effect on our financial condition; for the quarter ended March 31, 1999, Evenflo accounted for approximately 71% of the Company's revenues. The Company is currently in the final stages of negotiating a written three year agreement that if completed will end in 2002, unless renewed; it is anticipated that this agreement will be signed in May, 1999. Evenflo is also dependent upon the Company for its products. The Company's current strategy is to reduce its reliance on Evenflo so that by the end of 1999, Evenflo will account for approximately 30% of the Company's total revenues. For the year ended December 31, 1998, Evenflo accounted for approximately $2,087,819 (55.4%) of total revenues; and Regal Plastics accounted for approximately $1,527,393 of total revenues (40.5%). The Company has utilized purchase orders from Evenflo in the past.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty
Agreements or Labor Contracts.
------------------------------

          The Company recently acquired JOH and its vulcanized-in-place sealing system for automotive engines and transmissions. JOH owned Patent #4,819,953, dated April 11, 1989.

Need for any Governmental Approval of Principal Products or
Services.
---------

         There are no material governmental regulations which affect the current business operations of the Company.

Effect of Existing or Probable Governmental Regulations on
Business.
---------

        Effective January 4, 1999, the NASD adopted rules and regulations requiring that prior to any issuer having its securities quoted on the OTC Bulletin Board of the NASD that such issuer must be "reporting issuer" which is required to file reports under Section 13 or 15(d) of the Securities and Exchange Act of the 1934, as amended (the "1934 Act"). The Company is not currently a "reporting issuer," and this Registration Statement will bring the Company into compliance with these listing provision of the OTC Bulletin Board and prevent the NASD from delisting quotations of the Company's common stock. Under the "phase-in" schedule of the NASD, the Company has until February, 2000, within which to become a "reporting issuer." See Part II, Item 1.

Research and Development.
-------------------------

          The Company's goal is to spend 5% of sales revenues on Research and Development. None was expended as of December 31, 1997, since the business operations of VMI commenced on January 2, 1997, with the creation of VMI as a joint venture between Fairfax and Versatech of Canada. For more information on the history of VMI see Footnote 2 to the financial statements in Part F/S. During the calendar year ended December 31, 1998, the Company expended $86,400 on research and development, with $53,900 being utilized on golf bag construction design and $33,000 on improving sewing equipment.

Cost and Effects of Compliance with Environmental Laws.
-------------------------------------------------------

          Since the nature of the Company's business is to cut and sew, the Company does not have an environmental problem. The foam that the Company brings into Mexico to cut is either returned as part of the product to the U.S. or, if scrap material, is returned to the U.S. from Mexico and is disposed of appropriately.

Number of Employees.
--------------------

          As of April 19, 1999 there were 608 full-time employees.

 Item 2.  Management's Discussion and Analysis or Plan of Operation.
--------------------------------------------------------------------

Plan of Operation.
------------------

          The Company will be adding two new significant customers within the next 12 months, W.E.T. Automotive Systems and Elastomeros Technicos Mundiales S.A. de C.V. ("ETM").

         The Company in the next 12 months expects to grow from $3,366,892 to over $6,000,000 in revenues. The cut and sew division will continue to grow over the next twelve months from $1,543,280 to $2,500,000 in revenues; this growth will be primarily additional business from the Evenflo. The Company anticipates that the automotive division will grow from $1,543,280 to $3,000,000 in revenues; this growth will be in electric harnesses for heated seats for cars. W.E.T. Automotive Systems, a new customer and the largest supplier of heated seats to the automotive industry, with approximately 80% of the North American market, will be the entity the Company will be supplying with electric harnesses. Another new customer is ETM; the Company will be producing both rubber and plastic parts for use by Volkswagen. In addition, the Company will be wrapping gear shift handles and sewing gear shift boots for May & Scofield, for end use by Chrysler and Saturn; and, Regal Plastics for end use by General Motors. Management expects that the remainder of the growth will be from sewing high fashion luggage and bags for the Linda Jones Collection and Martha Elizabeth.

          During the next 12 months, the Company's foreseeable cash requirements will be met by internal cash flow from profits and bank financing. The Company has a loan based on 70% of receivables and 50% of finished goods inventory and currently has no plans to raise additional funds over the next 12 months.

         The Company plans on continuing to do research in the "JOH Rubber" area, primarily in the composite polymoric material in either thermosetting or thermoplastic. The nature of the research is confidential and can not be discussed in a public document. The new technology, if successful, will provide a better sealing, lighter weight, lower noise and less costly product for automotive power trains.

         The Company will also be developing, with Evenflo, a booster seat for children weighing between 40 to 80 pounds. This product will be developed to meet the new automotive safety requirements for juveniles.

         The Company also plans on upgrading its auto CAD (computer aided design) system at an approximate cost of $25,000, in addition to improving its manufacturing plant at a cost of $250,000.

         The Company has the option to purchase the facility in Allende (see
Part I, Item 3) within the next 14 months, or until the end of February 2000; however, there are no plans at this time to purchase this facility. The purchase price under the option is $850,000, with all lease monies paid being credited to the purchase price.

         The Company is in preliminary discussions with Evenflo to acquire its Jasper, Alabama operation. This operation currently purchases materials and cuts them according to pattern prior to shipping them to the Company for sewing. Acquisition of this operation would give the Company control over the North American soft pad (padding inserts for juvenile car seats) business for Evenflo. If this acquisition is completed, the Company would move these functions to its Allende plant. The Company anticipates having to hire approximately 55 people, five as indirect administrative support personnel and 50 direct production workers. The Company also would need to acquire two die presses and some additional cutting equipment. However, negotiations have not progressed to the stage where the Company has specifically identified equipment needs and costs and, the Company does not expect to complete these negotiations until early 2000.

         The Company is investigating the possibility of purchasing its own embroidery equipment at an approximate cost of $25,000.

         The Company also expects its work force to grow by 10% over the next 12 months.

Results of Operations.
----------------------

         The Consolidated Financial Statements filed with the Form 10-SB-A1 show that revenues improved from $1,740,902 in 1997 to $3,766,930 in 1998. Earnings improved from a net loss of ($836,290) in 1997 to a net profit of $102,194 in 1998. Primarily, this was due to improved plant efficiency from 30% to 80%. Efficiency is expected to be at 100% by the end of the year. Additionally, the Company secured long-term commitments from two new customers--May & Scofield and Evenflo.

Liquidity.
---------

         At the year ended December 31, 1998 the Company had $12,038 in cash, current assets of $573,618, with current liabilities of 486,321. The Company secured a revolving line of credit from Del Rio National Bank on October 27, 1998; this line matured on April 25, 1999, and the Company is in discussions to expand this credit line availability. The Company has three notes payable, two to GMAC for two Chevrolet vans totaling $31,490 with monthly payments of $1,056 until December 2000; and one to Clark Credit for a forklift for $11,807 with monthly payments of $573 until September 2000. The Company also has related party debt which consists of $33,528 to Fairfax and $28,471 to Robert
L. Michelini, the Company's President.

         Mexican law requires, in addition to federal payroll taxes, termination pay for employees who are laid off. Such payment is based on a formula including pay rate and years of service. The Company has not set up a reserve for such payments, contending that they are unlikely to ever be due. If an employee quits, he or she is not entitled to any such termination pay. The Company estimates its maximum theoretical exposure to such a liability, as if all employees had been laid off on December 31, 1998, at $150,000.

Item 3.  Description of Property.
---------------------------------

          The Company leases several properties.

          * 20,000 square foot office and warehouse at Spur 277 and 239 Alderete Lane, Del Rio, Texas, which is leased for $2,500 per month with the lease ending January 31, 1999. The space is being leased on a month to month basis until the Company determines its long-term needs.

          * 40,000 square foot plant at 4 Carretera Presa in Acuna, Coahuila, Mexico, which is leased for $5,000 per month, with the lease ending November 1999.

          * Building in Coahuila, Mexico, for $3,440 per month, with the lease being renewable.

          * The Company leases a 50,000 square foot facility in Allende, Mexico for $9,806 per month, with an option to purchase any time during the first fourteen months of the lease. All lease monies paid would be applied to the purchase price of $850,000.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.
------------------------------------------------------------------------

Security Ownership of Certain Beneficial Owners.
------------------------------------------------

          The following table sets forth the share holdings of those persons who own more than five percent of the Company's common stock as of the date hereof with the number of outstanding shares at 5,612,069:


                      Number of Shares               Percentage
Name and Address     Beneficially Owned               of Class
----------------     ------------------               --------

Fairfax Industries, Inc.(1) 1,488,000                 26.51%
46641 Arboretum
Plymouth, Michigan 48170

Cenote Plastics(2)            900,000(4)               16.03%
P. O. Box 421812
Del Rio, Texas 78842-1812

Robert L. Michelini       10,089(3)(5)       00.18%
P. O. Box 1438
Del Rio, Texas 78841

     (1) Robert L. Michelini and Bradley D. Osgood each own 40% of Fairfax Industries, Inc.

     (2)  Matt Baumgartner owns 50% of Cenote Plastics.

     (3) Includes 10,089 shares common indirectly owned by Jeanne Michelini. Does not include the indirect ownership of 744,000 shares listed above under Fairfax Industries, Inc.

     (4) Mr. Michelini is the beneficial owner of 95,500 shares of Series A Non-Voting Preferred Stock, and these computations do not take into account the shares of common stock of the Company into which this series of preferred stock is convertible; these shares of preferred stock are owned by Mr. Michelini's wife. For specific information regarding the conversion rights applicable to the Series A Non-Voting preferred stock, see the heading "Series A Non-Voting Preferred Stock" under the caption "Description of Securities,"
Part I, Item 8.

 Security Ownership of Management.
---------------------------------

          The following table sets forth the share holdings of the Company's directors and executive officers as of the date hereof:

                          Number of Shares      Percentage of
Name and Address         Beneficially Owned         of Class
----------------         ------------------      -------------
[S]                        [C]                    [C]
Robert L. Michelini(1)(3)    754,089               13.44%

Bradley D. Osgood(1)          744,000               13.26%

Matt Baumgartner(2)    1,081,188           19.26%

Fernando Gonzales   Garza          -0-                    -0-

Len Baker                 -0-                    -0-

      (1) Robert L. Michelini and Bradley D. Osgood each own 40% of Fairfax Industries, Inc. (40% of Fairfax's holdings are included in each person's ownership).

      (2) Matt Baumgartner owns 50% of Cenote Plastics, (50% of Cenote's holdings are included in his ownership), with an additional 10,240 shares in his name, 166,999 in the name of Gecamco International and 3,949 in the name of Gecamex Associates, Inc. and is the beneficial owner of 160,000 shares of Series A Non-Voting Preferred Stock, and these computations do not take into account the shares of common stock of the Company to which this series of preferred stock is convertible. For specific information regarding the conversion rights applicable to the Series A Non-Voting Preferred Stock, see the heading "Series A Non-Voting Preferred Stock" under the caption "Description of Securities," Part I, Item 8.

      (3) Mr. Michelini is the beneficial owner of 95,500 shares of Series A non-voting preferred stock and these computations do not take into account the shares of common stock of the Company to which this series of preferred stock is convertible; these shares of preferred stock are owned by Mr. Michelini's wife. For specific information regarding the conversion rights applicable to the Series A non-voting preferred stock, see the heading "Series A non-voting" under Part I, Item 8.

          See the caption "Directors, Executive Officers, Promoters and Control Persons," below, Part I, Item 5, for information concerning the offices or other capacities in which the foregoing persons serve with the Company.

Changes in Control.
-------------------

          There are no present arrangements or pledges of the Company's securities which may result in a change in control of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.
-------- -------------------------------------------------------------

Identification of Directors and Executive Officers.
---------------------------------------------------

          The following table sets forth the names of all current directors and executive officers of the Company. These persons will serve until the next annual meeting of the stockholders or until their successors are elected or appointed and qualified, or their prior resignation or termination.

                                  Date of         Date of
                    Positions    Election or     Termination
Name                  Held       Designation   or Resignation
----                  ----       -----------   --------------
Robert L. Michelini President,     12/24/97         *
                    Chairman,      12/24/97         *
                 CEO            12/24/97         *
                    and Director   12/24/97         *

Matt Baumgartner    Secretary       2/15/98         *
                 and Director   12/24/97         *

Bradley D. Osgood   Director       12/24/97         *
                 Secretary      12/24/97         2/15/98

Len Baker         Vice President 12/24/97         *
                 Treasurer      12/24/97         *
                 Director       12/24/97         *
                 Assistant Sec  12/24/97         *
Fernando Gonzalez
Garza               Director        10/2/98         *

          * These persons presently serve in the capacities indicated.

Business Experience.
--------------------

         Robert L. Michelini, President, Chairman, CEO and a director. Mr. Michelini is 61 years of age and graduated with a B.B.A. from Western Michigan University, with a minor in Math and an MBA from the University of Detroit.
He began his business career as a Systems, Analyst with I.B.M. Corporation where he set up and designed computer systems (1960-1963) and from there moved on to Bendix Corporation as the Director of Corporate Computer Systems (1963-
1970). From 1970 to 1979, Mr. Michelini worked for Lear Corporation as the President of Acts Computing and as Vice President of the corporation. During this time, he developed, set up and ran the online lotto for the State of Michigan and managed the facility management contract on the largest computer in the world. Beginning his career as an entrepreneur, Mr. Michelini opened the doors on Computer Alliance. As Chairman and 60% owner of the Company, his leadership was instrumental to it being designated as the fastest growing company in Michigan and 18th in the United States in 1984 (1979-1985). As President and 50% owner of Fair Haven Industries (1983-1990), Mr. Michelini's expertise resulted in automotive sales that increased from $2,000,000 to $22,000,000, with an eventual buy-out by Lear Corporation. From 1990-1994, Mr. Michelini acted as President of the Bauerhim division of Gecamex Industries, Inc. ("Gecamex"), while simultaneously holding the position of Vice President of Gecamex. As such, he was directly responsible for taking the company from a $500,000 loss in 1990 to a $1,500,000 dollar profit in 1993.

         Matt Baumgartner, Secretary and a director. Mr. Baumgartner is 57 years of age and graduated with a Bachelor of Science in Chemical Engineering and an MBA from the University of Windsor. He worked as a process engineer for a supplier of automotive plastics from 1964 to 1967, and taught college mathematics from 1967 to 1980. Since 1980, through the present, Mr. Baumgartner has been a leader in the entrepreneurial start-up of companies in the automotive supply industry, together with German partners. Mr. Baumgartner was the co-founding manager, looking after all aspects of managing the start-up of the Canadian manufacturing facility in the following companies: Kautex (now part of Textron), which produced blow-molded plastic fuel tanks; Kuester (now part of Magna), which produced cable-drive window lifters; Rasmussen (still independent), which produces quick-connect hose mechanisms and hose clamps; JOH (now part of the VMI group of Companies), which produces power-train composite cover/sealing systems; Bauerhin (now part of the VMI group of Companies), which produces interior trim assemblies and electric seat heaters; Knapp Plastics (now part of LDM Technologies), which produces interior and exterior molded plastic automotive parts; Gecamex (now part of the VMI group of Companies), which was a merger of the JOH and Bauerhin companies taken public on the Toronto Stock Exchange in 1993.

         Bradley D. Osgood, director. Mr. Osgood is 59 years of age and graduated from Hillsdale College with a degree in Business Administration and received a M.B.A. in Finance from the University of Michigan at Ann Arbor.
In 1983, he co-founded Fair Haven Industries, Inc. and served as Chairman of Fair Haven Industries, which was eventually bought out by Lear Corporation 1990. He also co-founded Fairfax Industries, Inc. in 1986 and serves as Chairman of the Board. In 1994, he became President of Red River Company, a manufacturer's representative business out of Austin, Texas, primarily working on behalf of Mexican maquiladoras, selling services to automotive suppliers, sporting good manufacturers and other businesses utilizing expertise in cut and sew manufacturing; he still serves as its President.

          Len Baker, Vice President, Treasurer, Assistant Secretary and director. Mr. Baker is 37 years of age and graduated from the Manufacturing engineering program at St. Clair College in Windsor, Ontario, Canada, and has continued his education by completing one year in the St. Clair College Architectural Engineering Technology program; received certification from completion from the Ontario Management Development Program; received a Human Resources Certificate through part-time studies; and, completed two years of study toward a Business of Commerce degree at the University of Windsor. From August 1983 through March 1993, Mr. Baker held positions as Quality Control Inspector, Quality Control Supervisor/Statistical Process Control Coordinator, Plant Manufacturing Engineer, and Quality Control Manager at various automotive manufacturing companies in Canada. He was personally responsible for ensuring the quality conformance of stamped automotive parts, training in the use of S.P.C. and various inspection methods and for the preparation of Initial Sample Inspection Reports. From March 1993 through December 1997, Mr. Baker has held positions as General Manager for an Ontario facility that manufactured seating for Chrysler and was accountable for the profitability of the operations; Vice President of Manufacturing for manufacturing facilities for two locations in Canada, one operation in Michigan and the Del Rio, Texas/Ciudad Acuna operations. Mr. Baker accepted the position of General Manager of Gecamex in October of 1994, a position he held through the recent reorganization and continues to hold for VMI.

Fernando Gonzales Garza, Director. Mr. Gonzales is 43 years of age and graduated with a degree in Business Administration from Universidad Regiomontana in Monterrey, Nuevo Leon, Mexico and continued his education at Texas A & M International University, Laredo, Texas, receiving a Master of Business Administration on International Trade. He founded AFRASA International in 1977. Mr. Gonzalez in President and CEO of AFRASA, a company engaged in retailing and distributing auto parts. The company employs 44 people and maintains six retail stores and two warehouses. Mr. Gonzalez is and has been actively involved in politics in Acuna, and is a member of the Chamber of Commerce on both sides of the border.

Significant Employees.
----------------------

          The Company has no significant employees who are not executive officers.

Family Relationships.
---------------------

          None.

Involvement in Certain Legal Proceedings.
-----------------------------------------

          During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

            (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

            (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

            (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

            (4) was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6.  Executive Compensation.
--------------------------------

          The following table sets forth the aggregate compensation paid by the Company for services rendered during the periods indicated:

                    SUMMARY COMPENSATION TABLE


                           Long Term Compensation

                    Annual Compensation   Awards  Payouts

(a)             (b)   (c)   (d)   (e)   (f)   (g)   (h)    (i)

                                              Secur-
                                              ities        All
Name and   Year or               Other  Rest- Under- LTIP  Other
Principal  Period   Salary Bonus Annual rictedlying  Pay- Comp-
Position   Ended      ($)   ($)  Compen-Stock Optionsouts ensat'n
-----------------------------------------------------------------

Robert L.
Michelini,
President,  12/31/97    0     0     0     0      0     0   0
Chairman,   12/31/98 $80000   0     0     0      0     0   0
CEO and
Director

Matt
Baumgartner,
Secretary   12/31/97    0     0     0     0      0     0   0
and Director12/31/98    0     0     0     0      0     0   0

Bradley D.
Osgood,
Director    12/31/97    0     0     0     0      0     0   0
            12/31/98    0     0     0     0      0     0   0

Len Baker,
Director    12/31/97  $85000  0     0     0      0     0   0
            12/31/98  $45000  0     0     0      0     0   0

          Other than the salary listed above, no cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to the Company's management during the fiscal years ended December 31, 1998 or 1997. Further, no member of the Company's management has been granted any option or stock appreciation rights; accordingly, no tables relating to such items have been included within this Item.

Compensation of Directors.
--------------------------

          There are no standard arrangements pursuant to which the Company's directors are compensated for any services provided as director. No additional amounts are payable to the Company's directors for committee participation or special assignments.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements.
-------------

          There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company or its subsidiaries, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

Item 7.  Certain Relationships and Related Transactions.
--------------------------------------------------------

        The following is the material transaction between the Company and any director, executive officer, five percent stockholder or promoter or founder of the Company:

          *    See the heading "Reorganizations," Part I, Item 1, paragraph
               (2) and also see Part III, Item 1, Exhibit 10.2, "Offer to Purchase dated August 14, 1998 of JOH Rubber Inc."

Parents of the Issuer.
----------------------

          The Company has no parents.  See the caption "Business
Development," Part I, Item 1.

Item 8.  Description of Securities.
-----------------------------------

          The Company has two classes of securities authorized, consisting of 25,000,000 shares of $0.001 par value common voting stock and 12,500,000 shares of $0.25 par value non-convertible preferred voting stock.

     Common Stock
      ------------

         The holders of the Company's common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The shares of common stock do not carry cumulative voting rights in the election of directors.

          Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. All shares of the common stock now outstanding are fully paid and non-assessable.

         There are no outstanding options, warrants or calls respecting any of the authorized but unissued common stock of the Company.

         There is no provision in the Company's Articles of Incorporation, as amended, or Bylaws, as amended, that would delay, defer, or prevent a change in control of the Company.

     Preferred Stock
     ---------------

         The are two classes of preferred stock authorized to be issued by the Board of Directors (i) preferred stock, and (ii) Series A Non-Voting Preferred Stock.

     Preferred Stock
     ---------------

          *    Non-voting.

          *    $233,541 liquidation preference.

          *    Convertible to common on a basis of one for one.

          *    5,921 shares outstanding.

     Series A non-voting
     --------------------

          *    Non-voting.

          *    Redemption or Face Value of $1 per share.

          *    5% cumulative cash dividend on the Redemption or Face Value.

          * callable at any time by the Company, by payment of the Redemption or Face Value and any accrued 5% cumulative dividends.

          * convertible at the option of the holder into "restricted securities" in common stock of the Company at the Redemption or Face Value, on the closing bid of the common stock of the Company on the OTC Bulletin Board of the NASD or any other recognized market where these securities publicly trade on the day prior to the conversion.

          * that the holder can "put" the unconverted preferred stock to the Company at the Redemption or Face Value three years after the issuance date of the preferred stock.

          * in the event for any reason the preferred stock is still outstanding after three years from its issuance, the Company, at its option, may convert the Redemption or Face Value into "restricted securities" in common stock of the Company on the closing price of the common stock of the Company on the OTC Bulletin Board of the NASD or any other recognized market where these securities publicly trade on the day prior to conversion.

          * 400,000 were issued to the JOH stockholders; see the heading "Reorganizations," Part I, Item 1, paragraph (2).

         There are no outstanding options, warrants or calls respecting any of the authorized but unissued preferred stock of the Company.


                                  PART II

Item 1. Market Price of and Dividends on the Company's Common Equity and Other Stockholder Matters.
--------------------------

Market Information.
-------------------

         The Company's common stock is quoted on the OTC Bulletin Board of the NASD under the symbol "PESO." Quotations commenced on July 1, 1997, as "unpriced."

         The following quotations were provided by the National Quotation Bureau, LLC, and do not represent actual transactions; these quotations do not reflect dealer markups, markdowns or commissions.

                             STOCK QUOTATIONS*

                                               CLOSING BID

Quarter ended:                          High                Low
--------------                          ----                ---

September 30, 1997                      unpriced

December 31, 1997                       unpriced

March 31, 1998                          unpriced

June 30, 1998                           5.00                5.00

September 30, 1998                      5.75                 .1875

December 31, 1998                       1.5625               .16


Restricted Securities
---------------------

         There are currently 5,612,069 outstanding voting securities of the Company, 5,310,758 of which are designated as "restricted securities." Of these 5,310,758 "restricted securities," 4,608,191 have satisfied the one year holding period of Rule 144, and may be publically sold in accordance with this Rule; the effectiveness of this Registration Statement will enable the Company to have "current public information" available for resale of "restricted securities" 90 days after the effective date, which was May 9, 1999, so long as all required reports have been filed. Any sales of these "restricted securities" could have an adverse affect on the current or any future public market for the Company's common stock.

Holders.
--------

          The number of record holders of the Company's common stock as of the date of this Registration Statement is approximately 178.

Dividends.
----------

          The Company has not declared any cash dividends with respect to its common stock or its preferred stock, and does not intend to declare dividends in the foreseeable future. The future dividend policy of the Company cannot be ascertained with any certainty, no such policy will be formulated. There are no material restrictions limiting, or that are likely to limit, the Company's ability to pay dividends on its securities.

Item 2.  Legal Proceedings.
---------------------------

          The Company is not a party to any pending legal proceeding. No federal, state or local governmental agency is presently contemplating any proceeding against the Company. No director, executive officer or affiliate of the Company or owner of record or beneficially of more than five percent of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
---------------------

          There have been no changes in the Company's principal independent accountant in the past two fiscal years or as of the date of this Registration Statement.

Item 4.  Recent Sales of Unregistered Securities.
-------------------------------------------------

                           Date           Number of           Aggregate
 Name or Group           Acquired          Shares           Consideration
 -------------           --------         ---------         -------------
Common Stock

VMI Plan
 VMI stockholders  12/24/97        3,000,000           (1)
 Consultants and
 attorneys               12/24/97          450,000               (2)
 Finders and their
 donees                  12/24/97        1,150,000               (3)
 Private Placement       12/24/97          350,000               (4)
JOH Purchase
 JOH stockholders          8/14/98          193,767              (5)
Leonard W. Burningham,
Esq.                       1/21/99            7,500                (6)

Preferred Stock

JOH Purchase
 JOH Stockholders         8/14/98          400,000                (7)

(1)  These shares were issued in exchange for shares owned in VMI.
     See Part III, Item 1, Exhibit A of Exhibit 10.1; also see Section 1.1(i) of Exhibit 10.1.

(2) 450,000 shares of "unregistered" and "restricted" common stock for non-capital raising services rendered by Consultants and Attorneys, all issued pursuant to Rule 701 of the Securities and Exchange Commission. See Part III, Item 1, Schedule A of Exhibit 10.1; see also Section 1.1(ii) of Exhibit 10.1, and Exhibit 10.3.

(3) "Unregistered" and "restricted" common stock issued under an exemption from registration provided for under Section 4(2) of the Securities Act of 1933, as amended, (the "1933 Act"), as finders and their donees. See
     Part III, Item 1, Schedule B, C, D and E of Exhibit 10.1; see also
     Section 1.1(iii) and (iv) of Exhibit 10.1.

(4) "Unregistered" and "restricted" common stock issued pursuant to a Private Placement made in reliance on Section 4(2) of the 1933 Act. See
     Part III, Item 1, Exhibit B of Exhibit 10.1; see also Section 1.1(v) of
     Exhibit 10.1.

(5)  193,767 "restricted" shares issued pursuant to the JOH Purchase.  See
     Part III, Item 1, Exhibit 10.2.

(6) Issued pursuant to an Engagement Letter under Rule 701 of the Securities and Exchange Commission. See Part III, Item 1, Exhibit 10.4.

(7) Issued to the JOH Stockholders; see the heading "Reorganization," part I, Item 1, paragraph (2).

          Management believes each of the foregoing persons or entities was either an "accredited investor," or "sophisticated investor" as defined in Regulation D, Rule 506. Each had access to all material information regarding the Company prior to the offer, sale or issuance of these "restricted securities." The Company believes these shares were exempt from the registration requirements of the Securities Act of 1933, as amended (the "1933 Act"), pursuant to Section 4(2) thereof.

Item 5.  Indemnification of Directors and Officers.
---------------------------------------------------

          Section 78.751(1) of the Nevada Revised Statutes ("NRS") authorizes a Nevada corporation to indemnify any director, officer, employee, or corporate agent "who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation" due to his or her corporate role. Section 78.751(1) extends this protection "against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful."

          Section 78.751(2) of the NRS also authorizes indemnification of the reasonable defense or settlement expenses of a corporate director, officer, employee or agent who is sued, or is threatened with a suit, by or in the right of the corporation. The party must have been acting in good faith and with the reasonable belief that his or her actions were not opposed to the corporation's best interests. Unless the court rules that the party is reasonably entitled to indemnification, the party seeking indemnification must not have been found liable to the corporation.

          To the extent that a corporate director, officer, employee, or agent is successful on the merits or otherwise in defending any action or proceeding referred to in Section 78.751(1) or 78.751(2), Section 78.751(3) of the NRS requires that he be indemnified "against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the defense."

          Section 78.751 (4) of the NRS limits indemnification under Sections 78.751 (1) and 78.751(2) to situations in which either (1) the stockholders, (2)the majority of a disinterested quorum of directors, or (3) independent legal counsel determine that indemnification is proper under the circumstances.

          Pursuant to Section 78.751(5) of the NRS, the corporation may advance an officer's or director's expenses incurred in defending any action or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. Section 78.751(6)(a) provides that the rights to indemnification and advancement of expenses shall not be deemed exclusive of any other rights under any bylaw, agreement, stockholder vote or vote of disinterested directors. Section 78.751(6)(b) extends the rights to indemnification and advancement of expenses to former directors, officers, employees and agents, as well as their heirs, executors, and administrators.

          Regardless of whether a director, officer, employee or agent has the right to indemnity, Section 78.752 allows the corporation to purchase and maintain insurance on his behalf against liability resulting from his or her corporate role.

                                 PART F/S

                       Index to Financial Statements
                  Report of Certified Public Accountants

Financial Statements
--------------------

     Audited Financial Statements for the year ended December 31, 1998 and
     1997*
     ----

     Independent Auditors' Report

     Consolidated Balance Sheets

     Consolidated Statements of Operations

     Consolidated Statements of Stockholders' Equity

     Consolidated Statements of Cash Flows

     Notes to the Consolidated Financial Statements

     * Filed with the 10-SB-A1, and also filed with this report with minor changes.

                        INDEPENDENT AUDITORS REPORT


To the Board of Directors
   Northport Industries, Inc.
   (formerly Versatech Manufacturing, Inc.,
   Hawk Systems, Inc., and Environmental Pyrogenics, Inc.)
   Del Rio, Texas

We have audited the accompanying consolidated balance sheet of Northport Industries, Inc. and subsidiary as of December 31, 1998, and the related consolidated statements of income, stockholders equity and cash flows for the two years then ended. These consolidated financial statements are the responsibility of the Company s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Northport Industries, Inc. and subsidiaries as of December 31, 1998, and the results of their operations and their cash flows for the periods then ended in conformity with generally accepted accounting principles.

Malone & Bailey, PLLC

Houston, Texas
March 19, 1999

                        NORTHPORT INDUSTRIES, INC.
                 (Formerly Versatech Manufacturing, Inc.,
          Hawk Systems, Inc., and Environmental Pyrogenics, Inc.)
                        CONSOLIDATED BALANCE SHEET
                             December 31, 1998

               ASSETS
Current Assets
  Cash                                                $   12,038
  Accounts receivable                                    216,254
  Inventory                                              337,799
  Prepaid expenses                                         7,527
     Total Current Assets                                573,618
Property and Equipment, net of $106,730
  and $41,427 accumulated depreciation                   637,965

Patent, net of $20,578 accumulated amortization          308,669
Deposits                                                  48,664
     TOTAL ASSETS                                     $1,568,915


     LIABILITIES AND STOCKHOLDERS  EQUITY
Current Liabilities
  Current portion of installment debt                 $   16,054
  Bank credit line payable                                68,096
  Accounts payable                                       339,778
  Accrued expenses                                        57,642
  Income taxes payable                                     4,751
     Total Current Liabilities                           486,321
Long-Term Debt
  Due to related parties                                  61,999
  Installment debt                                        27,243
     Total Liabilities                                   575,563

Redeemable common stock                                  181,513

Stockholders  Equity
  Redeemable preferred stock, $.25 par value,
    12,500,000 shares authorized, 405,921 shares
    issued and outstanding                                 1,542
  Common stock, $.001 par value, 25,000,000
    shares authorized, 5,194,169 and 5,000,000
    shares issued and outstanding, respectively            5,194
  Paid in capital                                      1,539,199
  Retained <deficit>                                   ( 734,096)
     Total Stockholders  Equity                          811,839

     TOTAL LIABILITIES & STOCKHOLDERS  EQUITY         $1,568,915

              See accompanying summary of accounting policies
                    and notes to financial statements.

                        NORTHPORT INDUSTRIES, INC.
                 (Formerly Versatech Manufacturing, Inc.,
          Hawk Systems, Inc., and Environmental Pyrogenics, Inc.)
                      CONSOLIDATED INCOME STATEMENTS
                  Years Ended December 31, 1998 and 1997

                                            1998         1997
Revenues, net of returns and allowances
  of $0 and $120,000, respectively       $3,766,930   $1,740,902

Cost of sales                             2,954,604    2,151,379

     Gross Margin (Deficit)                 812,325   (  410,477)

Operating Expenses
   Selling                                   80,387       32,030
   General and administrative               580,983      281,131
   Patent amortization                       20,578
   Interest                                  34,656       62,522
   Bad debts (recovery)                   (  11,225)      50,130

                                            705,379      425,813

Net income before income taxes              106,946      106,946

Income taxes                              (   4,752)


     Net income (loss)                   $  102,194   $( 836,290)


Net income (loss) per common share            $ .02       $(0.28)

Weighted average common shares
     outstanding                          5,078,347    3,038,356

              See accompanying summary of accounting policies
                    and notes to financial statements.

                        NORTHPORT INDUSTRIES, INC.
                 (Formerly Versatech Manufacturing, Inc.,
          Hawk Systems, Inc., and Environmental Pyrogenics, Inc.)
                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years Ended December 31, 1998 and 1997
                                            1998         1997
Cash Flows Used By Operating Activities
  Net income (loss)                       $ 102,194   $( 836,290)
  Adjustments to reconcile net income
    to net cash provided by operating
    activities:
    Depreciation                             65,303       41,427
    Patent amortization                      20,578
    Redeemable shares accretion              16,889
     Expenses offset by contribution to equity
       Stockholder salary                                 74,400
       Stockholder loan interest                          62,070
       Stockholder services                               15,583
     Changes in net assets and liabilities
       Accounts receivable                 (421,629)   ( 248,929)
       Inventory                           ( 58,333)   ( 249,466)
       Prepaid expenses                       4,818    (  12,345)
       Accounts payable                     119,074      220,705
       Accrued expenses                      31,003       38,639
       Income taxes payable                   4,752
Net Cash Used By Operating Activities      (115,351)   ( 894,205)

Cash Flows Used By Investing Activities
  Purchases of property and equipment      ( 76,745)   ( 115,474)
  Deposits made                            ( 48,664)
Net Cash Used By Investing Activities      (125,409)   ( 115,474)

Cash Flows From Financing Activities
  Sale of common stock                      139,700        1,000
  Collections of stock subscriptions         20,000
  Advances (net) on bank credit line         68,096
  Proceeds from advances by stockholders      6,239      984,144
  Proceeds from new installment debt                      59,597
  Payments of installment debt             ( 15,033)   (   1,266)
Net Cash From Financing Activities          219,002    1,043,475
     Net increase (decrease) in cash       ( 21,758)      33,796
Cash Balance
     - at beginning of year                  33,796            0

     - at end of year                     $  12,038    $  33,796

              See accompanying summary of accounting policies
                    and notes to financial statements.

                       NORTHPORT INDUSTRIES, INC.
              (Formerly Versatech Manufacturing, Inc.
       Hawk Systems, Inc., and Environmental Pyrogenics, Inc.)
             CONSOLIDATED STATEMENTS OF STOCKHOLDERS  EQUITY
                     Year Ended December 31, 1997
                   Preferred Stock  Common Stock    Paid In Accumulated
                    Shares  Amount Shares Amount   Capital  (Deficit) Totals
                           -  -   No activity prior to January 1, 1997   -  -
Stock issued
for Initial
   Contributions
   - Cash                              100  $ 100 $    900           $  1,000
Conversion to equity
  of additional
  amounts payable to
  original
  stockholders
     - Cash                                        407,137            407,137
     - Equipment                                   370,699            370,699
     - Accrued loan
       interest                                     56,606             56,606
Reverse merger with
EPI:
  Existing EPI stock 5,921$1,542    50,000     50   (1,592)
  Additional capital
  contributions by
    EPI shareholders
      - Cash                       350,000    350   49,650             50,000
     - Services                  1,600,000  1,600  158,400            160,000
  Exchange of $1
  par Company
    stock for $.001
    par EPI stock
     - reversal of
       $1 par                         (100)  (100)     100
     - issuance
       of $.001 par              3,000,000  3,000   (3,000)
  Less:  costs of
issuance                                          (160,000)          (160,000)
Contribution of
services by officer                                 74,400             74,400
Imputed interest
on stockholder
  cash advances                                      5,464              5,464
Net deficit                                                $(836,290)(836,290)

Balances,
December 31, 1997   5,921 $1,542 5,000,000 $5,000 $958,764 $(836,290)$129,016

Stock contributed
by Fairfax                        (900,000) ( 900)     900
Conversion of
 note payable to
 stock                             900,000    900   89,100             90,000

Patent purchase                     80,400     80  164,543            164,623

Acquisition of
GTI shares        400,000    -     193,767    194  402,839            403,033
Sale of GTI
shares for Company
stock                             (367,500) ( 368)(402,665)          (403,033)

Acquisition of
Gecamex assets                                     186,305            186,305

Stock sold for
cash                                51,750     52   78,448             78,500

J. B. Marc
settlement                         235,752    236   60,964             61,200

Net income                                                 $ 106,946  256,946

Balances, December
31, 1998          405,921 $1,542 5,194,169 $5,194$1,489,198$(679,344)$816,590

              See accompanying summary of accounting policies
                     and notes to financial statements.

                        NORTHPORT INDUSTRIES, INC.
                 (Formerly Versatech Manufacturing, Inc.,
          Hawk Systems, Inc., and Environmental Pyrogenics, Inc.)
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business. Northport Industries, Inc. (the Company ) originally incorporated itself in Texas as Hawk Systems, Inc. on December 27, 1996. The Company renamed itself Versatech Manufacturing, Inc. ( VMI ) in June, 1997.
On December 24, 1997, the Company entered into a reorganization with an inactive 1933 Act public shell, Environmental Pyrogenics, Inc. ( EPI ), a Nevada corporation, in a transaction accounted for as a reverse merger using the purchase method of accounting. This transaction was accomplished by exchanging all 100 outstanding shares (100%) of VMI for 3,000,000 shares (60%) of EPI. As part of the merger Agreement, the Company renamed itself Northport Industries, Inc. See Note 3.

The Company is the result of the evolution of a joint venture between a wholly-owned subsidiary [Gecamex Industries, Inc. ( Gecamex )] of the Canadian public company Versatech Industries, Inc. ( Versatech - Canada ), and Fairfax Industries, Inc. ( Fairfax ), a Michigan corporation. The Company currently operates a 20,000 square foot warehouse in Del Rio, Texas and a 40,000 square foot maquiladora production plant in Acuna, Mexico, across the border from Del Rio. The Company machine-sews golf bags, leather auto replacement parts and child safety seats.

Beginning January 1999, the Company leased a 50,000 square foot plant in Allende, Mexico - about 50 miles south of Acuna.

Principles of consolidation. The financial statements include the accounts of the Company and its wholly-owned subsidiaries, Versatech Manufacturing, Inc., a (which was renamed VMI, Inc. in June 1998) and Gecamex S.A. de C.V., a Mexican corporation. Significant intercompany transactions and balances have been eliminated. The Company subcontracts all Mexican plant operations to a nominee owner, Industrias Loving S.A. de C.V., in Mexico, through which the Company substantially directs all such operations. All such costs are paid weekly and included as manufacturing costs of the Company.

Estimates and assumptions. Preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses at the balance sheet date and for the period then ended. Actual results could differ from these estimates.

Foreign currencies.  All Mexican costs and expenses are paid as incurred in U.
S. dollars translated at the then-prevailing exchange rate. No assets or liabilities exist at balance sheet date that are denominated in any foreign currency. No funds are held in foreign currencies and no currency trading gains or losses are recorded during the year.

Revenue recognition. Revenue is recognized when products are shipped. Bad debts are written off as identified.

Cash and equivalents represent cash and short-term, highly liquid investments with original maturities three months or less.

Inventory is stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. A summary of inventory is as follows:

     Finished goods - golf bags                     $ 78,251
     Raw materials
       - golf bags                       131,662
       - baby seats                       22,004
       - stitched leather auto parts     105,862     259,528

                                                    $337,779

Property and equipment are recorded at cost. Assets acquired from either of the two original shareholders are recorded at their original cost. Depreciation for financial reporting purposes is determined on a straight-line basis with the following estimated useful lives, by class:

     Production / warehouse equipment     10 years  $642,252
     Vehicles                              5          60,940
     Office furniture / equipment          3 - 10     41,503

                                                    $744,695

Income taxes. Mexican income taxes are reported by the nominee Mexican entity on nominal earnings and are reimbursed by the Company. Such amounts are considered immaterial and are included as a cost of goods sold. U. S. Income taxes are filed on a consolidated basis, and there are no significant deferrals. See Note 7 for a discussion of the Section 382 limitation.

Preferred stock has two classes.   Regular  preferred stock has a liquidation
preference of $39.44 per share, a cumulative dividend of 5%, and is convertible by its holders at a rate of $1 per preferred share into common
stock at current market price.   Series A  preferred has a liquidation
preference of $1 per share, and all other features of the regular preferred stock. Either preferred stock may be callable by the Company by payment of Redemption Value ($151.45 per share) for regular preferred stock, or $1 per share for the Series A preferred stock.

Earnings per share are computed on the basis of the weighted average number of common shares outstanding, in accordance with FASB Statement 128. One outstanding stock option existed at year-end, and was immaterial with respect to this calculation. There were no stock-based compensation arrangements.

Reclassifications have been made to the 1997 financial statements to conform to the categories used for 1998.

Cash flow statement disclosures include interest actually paid during 1998 and 1997 of $32957 and $452, respectively. Other non cash transactions include:

1998: Purchase of Joh license and patent for 80,400 shares of common stock, 80,400 shares of redeemable common stock, and 400,000 shares of preferred stock convertible to common after three years, valued collectively at $329,247
      Receipt of $180,777 in manufacturing equipment and 100% of the outstanding stock of the Mexican, Gecamex Industries S.A. de C.V. as a contribution of capital by the former shareholder Gecamex Industries, Inc. ( Gecamex ) (a Texas corporation), coupled with the collection of $454,305 in trade receivables from Gecamex in exchange for $458,833 in various debts owed, with the $4,528 balance included as a contribution of capital (Note 2).
1997: Contributions of $30,000 in inventory and $370,699 in
        fixed assets by Gecamex
      Exchange of services for stock by EPI consultants valued
        at $160,000
      Imputed officer salary of $74,400 and related party
        imputed loan interest of $5,464 contributed to capital
      Gecamex accrued interest contributed to capital of $56,606
      Accrued stockholder consulting services of $15,583.

NOTE 2 - GECAMEX RELATIONSHIP

The Company is the result of the evolution of a joint venture between Gecamex and its Mexican nominee Gecamex S.A. de C.V. ( Gecamex ) and Fairfax Industries, Inc. ( Fairfax ). Gecamex is a subsidiary of Versatech Marketing, Inc. of Canada. Gecamex was formed in 1991 to set up a maquiladora plant in Piedras Negras, Mexico in a joint venture with Century Products, Inc., who bought out Gecamex s share in 1996. This plant joint venture was managed by Robert Michelini, a founder and one of two principal shareholders of Fairfax. Mr. Michelini left in 1994 to pursue his Fairfax business exclusively. Gecamex then set up a second facility by buying Twin Plant International, Inc. ( Twin Plant ) in Acuna in 1994.

In 1992, Greg Hykes formed TTM, Inc. ( TTM ), a maquiladora plant in Acuna, which made toys and performed contract machine sewing.

Fairfax was formed in 1986 by Robert Michelini and Brad Osgood for the purpose of machine sewing auto parts and sporting goods, plastic injection molding, and making aerospace tools. Fairfax purchased Trim & Design, Inc. ( Trim & Design ), a Michigan corporation which was formerly a wholly-owned subsidiary of Versatech, in 1994. Trim & Design machine sewed marine seats and auto parts. Fairfax then purchased the assets and customer base of TTM in 1995 by assuming certain debts and issuing 20% of its outstanding stock to Mr. Hykes. Fairfax shut down both Trim & Design and TTM in late 1996.

On January 2, 1997, Fairfax entered into an agreement with Gecamex to form the Company, with $300,000 in fair value of sewing machines and related equipment sold by Fairfax to the Company in exchange for a note payable to Fairfax, and $300,000 in cash loaned by Gecamex. Fairfax received 1,470,000 shares for a 49% ownership interest and Gecamex received 1,530,000 shares, for a 51% ownership. During 1997, Gecamex decided to reduce its ownership of its maquiladora operations. On December 15, 1997, Gecamex and Fairfax entered into a Stock Purchase and Settlement Agreement, whereby Gecamex (i) returned 1,162,500 shares to the Company, and (ii) contributed all monies advanced over the original $300,000 agreed-upon note balance, including $373,512 in cash, $26,392 in equipment, and $56,606 in accrued interest, to contributed capital. As consideration, Gecamex received debt totaling $400,000 and a 5% royalty on certain revenues. Gecamex and the Company each had the option to require the sale of

Gecamex s remaining 367,500 shares) to the Company anytime before December 31, 2002, based on a formula purchase price.

In early 1998, Gecamex shut its Twin Plant operation, and entered into negotiations with the Company to assume all of its sewing and plastic injection-molding operations.

On June 5, 1998 the Company entered into an agreement with an individual, Guenter Joh ( Joh ) whereby (i) the Company issued 80,800 shares of common stock, and another 80,800 common shares which are redeemable at $3 in June, 2000, in exchange for all North American rights to a U. S. patent for a proprietary automotive power train sealing process using a plastic and rubber compound, and (ii) the Company purchased Joh Rubber, Inc., whose sole asset was 289,203 shares of Gecamex Technologies, Inc., ( GTI ) for 193,767 shares of Company common stock. GTI is a subsidiary of Versatech and a portion of GTI's shares are publicly traded on a Canadian stock exchange. The power train sealing process rights are exclusive globally excepting Europe. The transaction was valued at $329,247.

On June 22, 1998 the Company liquidated its remaining relationship with Gecamex by trading assets and obligations which resulted in (i) Gecamex selling the remainder of its Mexican operation equipment to the Company for $180,777, (ii) Gecamex's parent Versatech - Canada returning its 367,500 shares of Company stock, (iii) Gecamex canceling $458,825 in debt owed by the Company, (iv) the Company canceling $454,305 in debt owed it by Versatech, (v) the Company turning over its 289,203 shares of GTI to Gecamex, and (vi) the Company transferring non-exclusive rights to the Joh power train sealing process to Gecamex. The transaction is valued at a net $186,305.

The Company inherited Gecamex s principal customer, Regal Plastics, Inc. in this transaction. 1998 sales to Regal both directly and through Versatech and Gecamex were $1,527,000, or 40.5% of total 1998 sales.

Stockholders equity was increased $350,929 and redeemable common stock by $164,623 by the above two transactions.

NOTE 3 - REORGANIZATION

On December 24, 1997, the Company entered into a reorganization with an inactive 1933 Act public shell, Environmental Pyrogenics, Inc. ( EPI ), in a transaction accounted for as a reverse merger using the purchase method of accounting. EPI reduced its total outstanding shares from 7,888,334 to 50,000 shares by a reverse split of 157.76668 for 1. The Company next exchanged all of its outstanding shares for 3,000,000 shares of EPI. EPI then issued 1,600,000 shares to promoters, advisers and attorneys. EPI then sold 350,000 shares to raise $350,000 cash. Of this amount, $300,000 was kept by the EPI promoters, $30,000 was transferred to the VMI bank account in December 1997 and $20,000 was collected and transferred in January 1998. EPI thus contributed cash of $30,000 and stock subscriptions receivable of $20,000 in the reorganization. The shares were valued at about $.105 per share, and the net value of the services performed was recorded at $160,000, as a reduction of stockholders equity. In connection with this reorganization, EPI renamed itself Northport Industries, Inc. Versatech Manufacturing, Inc. remains a wholly-owned subsidiary, although it also renamed itself as VMI, Inc. in connection with the formal withdrawal from Mexico of its former parent, Gecamex (see Note 2).

A summary consolidating balance sheet (as restated per Note 4) as of December 31, 1997 follows:

                                                                    Northport
                                  VMI         EPI       Adjust.      Consol.
Cash                          $    3,796               $30,000 (2) $   33,796
Stock subscriptions receivable                          20,000 (2)     20,000
Other assets                     985,486                              985,486
      TOTAL ASSETS            $  989,282   $        0              $1,039,282

Liabilities                   $1,010,266            -              $1,010,266
Stockholders  equity
  Common stock, $1 par,
  1,000,000 shares authorized,
    100 issued and outstanding       100                (  100)(1)
  Preferred stock, $.25 par
    value, 12,500,000 shares
    authorized, 5,921 shares
    issued and outstanding                    233,542 (232,000)(1)      1,542

  Common stock, $.001 par value,
    25,000 shares authorized,
    7,888,334 shares issued and
    outstanding                                 7,888 (  7,888)(1)
  Common stock, $.001 par value,
    25,000,000 shares authorized,
    5,000,000 shares issued and
    outstanding                                          4,650 (1)
                                                           350 (2)      5,000
  Paid in capital                915,206     (131,144) 125,052 (1)
                                                        49,650 (2)    958,764
  Retained (deficit)          (  936,290)    (110,286) 109,936 (1)   (936,290)
Total Stockholders  Equity    (   20,984)           0                  27,474
TOTAL LIABILITIES & EQUITY    $  989,282    $       0              $1,039,282

(1) Reorganization achieved by exchanging all the outstanding stock of VMI for 3,000,000 shares of EPI, after EPI reduced its total outstanding shares to 2,000,000. A summary of EPI shares issued and outstanding after the 157.71:1 reverse split and immediately prior to issuing shares to VMI shareholders is as follows:

                 Original EPI shareholders                    50,000
                 Issued for services in conjunction
                   with the reorganization                 1,600,000
                 Issued for cash at $1 per share             350,000
                                                           2,000,000

(2) $30,000 cash and $20,000 subscriptions receivable contributed by EPI in the reorganization.

NOTE 4 - BANK CREDIT LINE

The Company secured a revolving credit line from Del Rio National Bank on October 27, 1998. This line bears interest at prime + 3%, matures April 25, 1999, and allows the Company to borrow up to 100% of major customer accounts receivable less than 60 days old. The Company is in discussions to expand this credit line availability.

NOTE 5 - INSTALLMENT DEBT

A summary as of December 31, 1998 is as follows:

  Two notes payable to GMAC, payable in 24
      remaining equal monthly installments of $1,056,
      including interest at 9.6% APR, collateralized
      by two 1997 Chevrolet vans                        $ 31,490

  Note payable to Clark Credit, payable in 21
      remaining equal monthly installments of $573,
      including interest at 10.4% APR, collateralized
      by a forklift                                       11,807

      Less:  amounts due in 1999                         (16,054)

        Net long-term portion due                       $ 27,243

All long-term debt is due in 2000.

NOTE 6 - RELATED PARTY DEBT

Related party debt consists of advances of $33,528 to Fairfax and $28,471 to Robert Michelini.

NOTE 7 - FEDERAL INCOME TAXES

Under Internal Revenue Code Section 382, losses are limited whenever Company ownership changes more than 50% within any 36-month period. The Company experienced a 63% ownership change as of February 1998 and therefore 1997 losses of $836,290 offset by 1998 profits through February of $55,804 allow prior operating losses to offset 1998 income by $80,270 and $29,183 per year for 1999 - 2018. The maximum Net Operating Loss available in these future years is $639,464.

NOTE 8 - REDEEMABLE COMMON SHARES

In connection with its purchase of the Joh patent in June 1998, the Company issued 80,800 shares of common stock, redeemable at $3 per share in June 2000. The Company has applied a risk-adjusted discount factor of 20.5% to record these shares in June 1998 for $164,623. This component was recorded as a liability since redemption is beyond Company control. 1998 interest of $16,889 was recorded as accretion of this obligation.

NOTE 9 - J. B. MARC & ASSOCIATES, INC.

In 1998, the Company hired an investment banker, J. B. Marc & Associates, Inc. ( J. B. Marc ), to promote its common stock. Through a stock offering exempt from registration under Rule 504, J. B. Marc sold shares for $61,200. A dispute arose regarding performance and compensation and the contract was canceled. Total consideration paid to J. B. Marc, including stock distributed to the buyers for this effort was 235,752 shares.

Additional common stock sold directly by the Company was 51,750 shares for $78,500.

NOTE 10 - OPERATING LEASES

The Company currently leases its Del Rio warehouse under a month-to-month arrangement for $1,650 per month. Its three Mexican facilities are leased through its Mexican nominee company for $12,540 per month, expiring in 1999. The new Allende facility was leased beginning January 1999 for a 14-month term at $11,277 per month which includes a 15% VAT. Minimum lease payments due are $265,064 in 1999 and $22,554 in 2000.

NOTE 11 - CONTINGENCIES

In addition to Mexican federal payroll taxes, Mexican law requires termination pay for employees who are laid off. Such payment is based on a formula including pay rate and years of service. Consistent with the practice of other maquiladora plants, the Company has not set up a reserve for such payments, contending they are unlikely to ever be due. If an employee quits, he or she is not entitled to any such termination pay. The Company estimates its maximum theoretical exposure to such a liability, as if all employees had been laid off on December 31, 1998, of $150,000.

Many debts of TTM (see Note 2), incurred before its assets were purchased by a predecessor of the Company on February 3, 1995, remain unpaid due to the insolvency of TTM. While the Company claims priority creditor status due to its filing of a lien in Texas for unpaid debts due by TTM to the Company, some of these debts are from Mexico where Texas law regarding priority status of secured creditors may not apply. In 1998, the Company wrote off its $30,000 reserve for claims set up in 1997, because no significant claims ever occurred.

NOTE 12 - MAJOR CUSTOMERS AND VENDORS

Major customers during 1998 were:

  Evenflo / Gerry Baby Products   $2,087,819      or 55.4% of sales
  Regal / Versatech               1,527,393          40.5

The Company transferred $1,737,840 to the Mexican corporation during 1998 to pay for Mexican plant rent, salaries and other overhead. There were no other vendors that accounted for 10% or more separately of the Company s cost of goods sold.

     Unaudited Balance Sheet for JOH Rubber, Inc. for the years December 31, 1997 and 1996
     -------------

                         JOH Rubber, Inc.
                          BALANCE SHEET
                           (unaudited)
                                        December 31,
                                   1997                1996
Assets
Cash                                      $     1,826        $      2,264
Advances to Gecamco International, Inc.        53,100              53,100
Investment in shares of Gecamex
Technologies Inc., at cost                  2,458,226           2,458,226

                                     2,513,152           2,513,590

Liabilities
Accounts payable and accrued liabilities       27,062              27,500

Shareholders' Equity

Share capital
Authorized
     Unlimited number of non-voting
     non-cumulative $.10 dividend
     redeemable special shares
Issued
     199,000 special shares                  199,000             199,000
     1,000 common shares                       1,000               1,000

Retained Earnings                           2,286,090           2,286,090

                                            2,486,090           2,486,090

                                            2,513,152           2,513,590

                                 PART III

Item 1.  Index to Exhibits.
---------------------------

          The following exhibits are filed as a part of this Registration
Statement:


Exhibit
Number      Description*
------      ------------

3.1       Initial Articles of Incorporation*

3.2       Certificate of Amendment to
          Articles of Incorporation dated January 8, 1998 respecting name change and 157.7668 for 1 reverse split*

3.3 Certificate of Amendment to the Articles of Incorporation dated December 1, 1998, regarding the Series A Non-Voting
         Preferred Stock*

3.4      By-Laws*

10.1     Agreement and Plan of Reorganization dated December 24, 1997*
          Exhibit A-Versatech Manufacturing Inc. stockholders
           Schedule A-701 securities
          Schedule B-Section 4(2) securities
          Schedule C-Section 4(2) securities
          Schedule D-Section 4(2) securities
          Schedule E-Section 4(2) securities
          Exhibit B-Private Placement Stockholders
          Exhibit C-Environmental Pyrogenics, Inc. financial statements for the years ended December 31, 1996 and 1995 and for the period ended March 31, 1997
          Exhibit D-Exceptions
          Exhibit E-Versatech Manufacturing, Inc. financial statements
          Exhibit F-Exceptions
          Exhibit G-Investment Letter
          Exhibit H-Certificate of Officer for Environmental Pyrogenics,
          Inc.
          Exhibit I-Certificate of Officer for Versatech Manufacturing, Inc.

10.2      Offer to Purchase dated August 14, 1998 of JOH Rubber Inc.*
          Schedule B-Release

10.3     Written Compensation Agreement dated December 22, 1997*

10.4     Engagement Letter*

22       Subsidiaries

27        Financial Data Schedule

          * Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.

                              SIGNATURES

          In accordance with Section 12 of the Securities
Exchange Act of 1934, the Registrant has caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         NORTHPORT INDUSTRIES, INC.

Date: 5/14/99                         By:/s/Robert L. Michelini
                                             ------------------------
                                             Robert L. Michelini, Director
                                             and President

Date: 5/14/99                            By:/s/Matt Baumgartner
                                             ------------------------
                                             Matt Baumgartner, Director
                                             Secretary

Date: 5/14/99                      By:/s/Len Baker
                                      ---------------------------
                                      Len Baker, Treasurer, Assistant
                                      Secretary

Date: 5/14/99                      By:/s/Fernando Gonzales Garza
                                      ---------------------------
                                      Fernando Gonzales Garza
                                      Director

Date: 5/14/99                       By:/s/Bradley D. Osgood
                                        ---------------------------
                                      Bradley D. Osgood, Director